Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD. February 19, 2020: - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal third quarter and nine months ended December 31, 2019.

For the three months ended December 31, 2019, sales declined approximately 28% to $3,223,678 compared to sales of $4,491,862 for the same period last year. The Company reported a net loss of $1,011,833, or $0.44 per basic and diluted share, compared to a net loss of $516,993 or $0.22 per basic and diluted share for the same period last year.

For the nine months ended December 31, 2019, sales declined approximately 14% to $11,189,238 versus $13,064,110 for the same period last year. The Company reported a net loss of $2,321,601, or $1.00 per basic and diluted share, compared to a net loss of $1,077,150 or $0.47, per basic and diluted share for the corresponding 2018 period.

“Our sales and net loss for the third quarter and nine months were disappointing primarily due to lower Puerto Rico rebuilding sales caused by a delay in FEMA funding and the increased cost of certain of our products manufactured in China due to tariffs. Universal is very pleased to announce that it has received approval for the new UL 217 8th Edition smoke and combination alarms which we believe are the first 10 year sealed battery models to be approved. We anticipate sales from these products to start later this fiscal year.“, said Harvey Grossblatt President and CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – (UNAUDITED)

	Three Months Ended December 31,
	2019	2018
Sales	$3,223,678	$4,491,862
Net loss	(1,011,833)	(516,993)
Loss per share:
Basic and diluted	$(0.44)	$(0.22)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Nine Months Ended December 31,
	2019	2018
Sales	$11,189,238	$13,064,110
Net loss	(2,321,601)	(1,077,150)
Loss per share:
Basic and diluted	$(1.00)	$(0.47)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS – (UNAUDITED)

ASSETS
	December 31,
	2019	2018
Cash	$177,337	$144,348
Accounts receivable and amount due from factor	2,129,755	3,062,826
Inventory	6,563,829	7,244,161
Prepaid expenses	145,711	203,480
TOTAL CURRENT ASSETS	9,016,632	10,654,815

INVESTMENT IN HONG KONG JOINT VENTURE	7,004,447	8,611,079
PROPERTY, EQUIPMENT, AND INTANGIBLE ASSET – NET	436,559	76,420
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$16,461,638	$19,346,314

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$1,344,661	$1,527,712
Short-term lease asset liability	155,564	-
Accounts payable	6,031,074	6,637,095
Accrued liabilities	452,367	153,320
TOTAL CURRENT LIABILITIES	7,983,666	8,318,127
LONG-TERM LEASE ASSET LIABILITY	211,528	-
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at December 31, 2019 and 2018	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(4,968,467)	(2,376,030)
Accumulated other comprehensive income	325,941	495,247
TOTAL SHAREHOLDERS’ EQUITY	8,266,444	11,028,187

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,461,638	$19,346,314